GAN Limited

400 Spectrum Center Drive

Suite 1900

Irvine, CA 92618

December 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim, Esq.

Re:	GAN Limited Registration Statement on Form F-l File No. 333-251163

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GAN Limited hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective on Wednesday, December 16, 2020 at 4:00 p.m. (Eastern time), or as soon thereafter as may be practicable. By separate letter, the representative of the underwriters of the issuance of the securities being registered join this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to James Mercer III, Esq. of Sheppard, Mullin, Richter & Hampton LLP, at (858) 720-7469.

Very truly yours,

GAN Limited

GAN LIMITED

By:	/s/ Dermot Smurfit
Name:	Dermot Smurfit
Title:	Chief Executive Officer